CUSIP No. 221774102	13D/A	1 of 8

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

Cotton States Life Insurance Company

(Name of Issuer)

Common Stock, par value $1 per share

(Title of Class of Securities)

221774102

(CUSIP Number)

Wendy Chamblee	Thomas O. Powell, Esq
Shield Insurance Company	Troutman Sanders LLP
244 Perimeter Center Parkway, N.E	600 Peachtree Street, N.E
Atlanta, Georgia 30346	Suite 5200
(770) 391-8903	Atlanta, Georgia 30308
(404) 885-3000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications

December 29, 2003

(Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

      †The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Shield Insurance Company I.R.S. Identification No. 58-0910530

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
	(See Instructions)		(b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS		☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia
	(7)	SOLE VOTING POWER
NUMBER OF		0 Shares
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		2,102,385 Shares
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0 Shares

	(10)	SHARED DISPOSITIVE POWER
2,102,385 Shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,102,385 Shares

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)		☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.2%

(14)	TYPE OF REPORTING PERSON (See Instructions)

IC

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      This Amendment No. 1 to Schedule 13D amends and restates in full as set forth below Items 3, 4, 6 and 7 as originally filed on November 10, 2003 (the “Original 13D”). Terms not defined in this Amendment No. 1 shall have the respective meanings given to such terms in the Original Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Under the terms of the Amended and Restated Stockholder Agreement between COUNTRY Life Insurance Company (“COUNTRY Life”) and Shield dated December 29, 2003 (the “Amended Stockholder Agreement”), COUNTRY Life has the right, under certain circumstances and as described further in Item 4 herein, to purchase from Shield up to 2,102,385 shares of the Issuer’s Common Stock held by Shield (the “Shares”) for an aggregate exercise price of $42.6 million (or $20.25 per share). In the event COUNTRY Life exercises its right to acquire the Shares under the terms of the Amended Stockholder Agreement, to Shield’s knowledge, COUNTRY Life intends to obtain the funds necessary to acquire such Shares, directly or indirectly, from internal cash and short term investment assets.

ITEM 4.	PURPOSE OF TRANSACTION

      On October 29, 2003, certain companies of COUNTRY Insurance & Financial Services (“COUNTRY”) on the one hand, and Shield, Issuer and other companies of the Cotton States Insurance Group (“Cotton States”) on the other hand, entered into a letter agreement (the “Letter Agreement”), which outlines the terms of a proposed transaction that included, among other things, the acquisition by COUNTRY Life or an affiliate of all outstanding capital stock of the Issuer, including the stock owned by Shield, a wholly-owned subsidiary of Cotton States Mutual Insurance Company (“Cotton States Mutual”). Simultaneously with the execution of the Letter Agreement, COUNTRY Life and Shield entered into a Stockholder Agreement, the terms of which granted COUNTRY Life an option and a proxy with respect to the Shares described therein.

      On December 29, 2003, COUNTRY Life, COUNTRY Medical Plans, Inc., a subsidiary of COUNTRY Life (“Acquiror Sub”), and Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). Concurrently with the execution and delivery of the Merger Agreement, COUNTRY Life and Shield amended and restated the Stockholder Agreement pursuant to the Amended and Restated Stockholder Agreement. In addition, Cotton States Mutual and Shield entered into an Alliance Agreement, dated December 29, 2003 (the “Alliance Agreement”), with COUNTRY Mutual Insurance Company (“COUNTRY Mutual”), which sets forth the affiliation between COUNTRY Mutual and Cotton States Mutual and adds Cotton States Mutual to the COUNTRY Mutual property/casualty pool.

Amended and Restated Stockholder Agreement.

      Option. Under the terms of the Amended Stockholder Agreement, Shield has granted to COUNTRY Life an irrevocable option (the “Option”) to purchase the Shares at a price of US$20.25 per share, payable in cash. Subject to the terms of the Amended Stockholder Agreement, the Option is exercisable at any time after (i) the occurrence of any Acquisition Proposal (as defined below), (ii) the occurrence of any event entitling COUNTRY Life to the fee referred to in Section 7.03 of the Merger Agreement, or (iii) such time as Shield shall have breached any of its agreements in Sections 3(a), 3(b) or 3(d) of the Amended Stockholder Agreement relating to, among other things, the voting and transfer of shares and to Stockholder’s non-solicitation obligations. The Option expires on the earliest of: (i) December 31, 2004; (ii) the date that is thirty (30) days after the later of the date that all approvals to the

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Merger (as defined below) required under applicable insurance regulatory laws have been obtained or a final non-appealable determination or order has been made that such approvals will not be granted; all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 required for the purchase of the Shares upon such exercise shall have expired or been terminated or a final non-appealable determination or order has been made that such approval will not be granted; and all other conditions to closing have been satisfied; and (iii) the date a final non-appealable order of a federal or state court in effect preventing the exercise of the Option or consummation of the Merger or any law or order enacted, promulgated or issued or deemed applicable to the Option or the Merger by any governmental entity that would make exercise of the Option or consummation of the Merger illegal. Under the terms of the Amended Stockholder Agreement, the term “Acquisition Proposal” means any proposal or offer made by any person or group other than COUNTRY or COUNTRY Life (in each case, whether or not in writing and whether or not delivered to the stockholders of the Issuer generally) relating to: (i) any direct or indirect acquisition or purchase which is structured to permit such person or group to acquire beneficial ownership of at least 10% of the assets of the Issuer or any of its subsidiaries or of over 10% of any class of equity securities of the Issuer or any of its subsidiaries; (ii) any tender offer or exchange offer that, if consummated, would result in any person, other than COUNTRY, COUNTRY Life, their affiliates or any group of which any of them is a member beneficially owning 10% or more of any class of equity securities of the Issuer or any of its subsidiaries; or (iii) any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Issuer or any of its subsidiaries.

      Voting of Shares. Under the Amended Stockholder Agreement, Shield has agreed that, during the term of the Option, Shield shall, at any meeting of the stockholders of the Issuer, however called, or in connection with any written consent of the stockholders of the Issuer, vote (or cause to be voted) all Shares then held of record or beneficially owned by Stockholder, (i) in favor of approval of the Merger Agreement and the Merger, the execution and delivery by the Issuer of the agreements related to approval of the Merger Agreement and the Merger and the approval of the terms thereof and each of the other actions contemplated by such agreements and the Amended Stockholder Agreement and any actions required in furtherance thereof; and (ii) against any proposal relating to an Acquisition Proposal or any action or agreement that would impede, frustrate, prevent or nullify the Amended Stockholder Agreement or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or other definitive agreements with respect to the Merger; provided, however, that Shield shall continue to have the right to vote in its sole discretion at an annual meeting on all matters not involving or related to the Merger or an Acquisition Proposal. Under the Amended Stockholder Agreement, Shield also, subject to any regulatory approval, if any, required to be obtained from a governmental agency under insurance regulatory laws, irrevocably granted to and appointed COUNTRY Life and any of its designees (and each of them individually) Shield’s proxy and attorney-in-fact (with full power of substitution) for and in the name, place and stead of Shield, to vote the Shares beneficially owned by Shield, or to grant a consent or approval in respect of such Shares, in the manner specified above. Such proxy is coupled with an interest and is therefore irrevocable.

      Covenants. Under the terms of the Amended Stockholder Agreement, Shield also has agreed that it will not:

(a)	offer to transfer (which term shall include, without limitation, any sale, tender, gift, pledge, assignment or other disposition), transfer, or consent to any transfer of, any or all of the Shares beneficially owned by Shield or any interest therein,

(b)	enter into any contract, option or other agreement or understanding with respect to any

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transfer of any or all of such Shares or any interest therein,

(c)	grant any proxy, power-of-attorney or other authorization or consent in or with respect to such Shares,

(d)	deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, or

(e)	take any other action that would make any representation or warranty of Shield contained in the Amended Stockholder Agreement untrue or incorrect or in any way restrict, limit or interfere with the performance of its obligations under the Amended Stockholder Agreement or the transactions contemplated thereby.

      Additionally, under the terms of the Amended Stockholder Agreement, Shield has agreed that it will not, directly or indirectly:

(a)	solicit, encourage or initiate inquiries, offers or proposals from, or participate in any discussions or negotiations with, any person or entity concerning any Acquisition Proposal; or

(b)	except as required by law, disclose any information not customarily disclosed to any person or entity concerning the business and properties of any of the companies in Cotton States or any of their affiliates, or afford to any person or entity access to the properties, books or records of any of the companies in Cotton States or any of their affiliates or otherwise assist or encourage any person or entity in connection with the foregoing.

Agreement and Plan of Merger.

      Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, Acquiror Sub will merge with and into Issuer, with Issuer as the surviving corporation (the “Merger”). The effectiveness of the Merger is conditioned upon certain events, including, among other things, (i) the approval of the Merger Agreement by holders of a majority of the outstanding shares of Issuer’s Common Stock at a special meeting of Issuer’s shareholders called to vote on the Merger Agreement, (ii) receipt of all required permits, approvals, consents and authorizations of governmental authorities and third parties, and (iii) satisfaction of the conditions to closing contained in the Alliance Agreement. If such conditions are met, upon the effectiveness of the Merger (i) each issued and outstanding share of Issuer’s Common Stock, other than shares held by Issuer or its subsidiaries, and shares held by shareholders properly perfecting their dissenters’ rights, will be cancelled and converted into the right to receive $20.25 per share in cash, without interest, (ii) shares held by shareholders properly perfecting their dissenters’ rights will be cancelled, and such shareholders will be paid in accordance with Georgia law, and (iii) each outstanding share of Acquiror Sub common stock will be converted into a share of Issuer Common Stock.

      Under certain circumstances, a termination fee of $6.5 million is payable to COUNTRY Life by Issuer if the Merger Agreement is terminated.

      The foregoing descriptions are qualified in their entirety by reference to the text of the Amended Stockholder Agreement and Merger Agreement, which are incorporated herein by this reference and a copy of which is filed as an Exhibit to this Schedule 13D.

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ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      As described in Item 4 herein, Issuer has entered into an Agreement and Plan of Merger with COUNTRY Life and COUNTRY Medical Plans, Inc. and Shield has entered into an Amended and Restated Stockholder Agreement with COUNTRY Life with respect to the Shares. Copies of the Agreement and Plan of Merger and the Amended and Restated Stockholder Agreement are filed as Exhibits to this Schedule 13D and are incorporated herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

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SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2003

SHIELD INSURANCE COMPANY
By:	/s/ J. Ridley Howard

Name:	J. Ridley Howard
Title:	Chairman of the Board of Directors, President and Chief Executive Officer

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Exhibit Index

Exhibit Number	Description

99.1	Stockholder Agreement, dated as of October 29, 2003, between COUNTRY Life Insurance Company and Shield Insurance Company (incorporated by reference to the Schedule 13D (File Number 005-32040) filed by Shield Insurance Company with the Commission on November 10, 2003)
99.2	Letter Agreement, dated as of October 29, 2003, by and between certain companies of COUNTRY Insurance & Financial Services, Cotton States Mutual Insurance Company, Shield Insurance Company, Cotton States Life Insurance Company and their affiliates (incorporated by reference to the Schedule 13D (File Number 005-32040) filed by Shield Insurance Company with the Commission on November 10, 2003)
99.3	Agreement and Plan of Merger, dated as of December 29, 2003, by and among COUNTRY Life Insurance Company, COUNTRY Medical Plans, Inc. and Cotton States Life Insurance Company (incorporated by reference from the Current Report on Form 8-K (File Number 0002-39729) filed by Cotton States Life Insurance Company with the Commission on December 30, 2003)
99.4	Amended and Restated Stockholder Agreement, dated as of December 29, 2003, by and between COUNTRY Life Insurance Company and Shield Insurance Company.